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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-44018

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CFG Financial Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11140 Rockville Pike—Suite 400
(No. and Street)

Rockville	**Maryland**	**20852**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles R. Eisenmann, President — **(301) 468-0100**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

1750 Tysons Boulevard	**McLean**	**Virginia**	**22102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CFG Financial Associates, Inc.
Rockville, Maryland

We have audited the following financial statements of CFG Financial Associates, Inc. (the "Company") for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of CFG Financial Associates, Inc. as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	9

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as whole.

Deloitte & Touche LLP

February 25, 2003

CFG FINANCIAL ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 81,958
Accounts receivable	13,102
Prepaid expenses	4,082
TOTAL ASSETS	$ 99,142

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accrued expenses	$ 5,289
Due to affiliates	133
Total Liabilities	5,422
STOCKHOLDERS' EQUITY:	
Common stock, $.01 par value - authorized, issued and outstanding, 14,493 shares	145
Additional paid-in capital	136,245
Loans receivable from stockholders	(2,500)
Accumulated deficit	(40,170)
Total Stockholders' Equity	93,720
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 99,142

See notes to financial statements.

CFG FINANCIAL ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION AND NATURE OF THE BUSINESS

CFG Financial Associates, Inc. (the "Company") is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company intends to introduce its stock and bond customers to another broker-dealer who will carry such accounts and will clear such transactions on a fully disclosed basis. With respect to this activity, the Company forwards all funds and securities received and would not otherwise hold funds or securities for, or owe money or securities to, securities customers, and would not otherwise carry securities customer accounts. Customers' funds relating to certain mutual fund activity flows through an account established by the Company for their exclusive benefit. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

The Company has an agreement with a third party to clear its security transactions on a fully disclosed basis and carry its customer accounts. In the event that a customer is unable to fulfill its contractual obligation to the clearing brokers, the Company has guaranteed payment. As of December 31, 2002, there was no exposure related to customer default as the Company had no open trades.

During 2002, the Stockholders explored the possiblity of using the Company solely as an NASD broker/dealer for employee-registered representatives. This would afford the registered representatives the possibility of participating in Company sponsored benefit plans. While exploring this possibility, the Stockholders deemed it prudent not to process any securities transactions for existing customers or to add new customers. Therefore, there was no securities transaction revenue during the year. The Stockholders will continue to consider this option during 2003. The Stockholders have committed to support the operations of the Company for the foreseeable future. The Stockholders will provide capital contributions, on an as needed basis, to maintain the minimum net capital and aggregate indebtedness requirements that are specified in the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Several other entities are owned by the Stockholders of this company. See Note 3, *Related Party Transactions*.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - These financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated outside its affiliated group. See Note 3, Related Party Transactions, for additional information.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Revenues and related expenses for transactions executed are accrued on a trade-date basis.

Cash and Cash Equivalents - The Company considers cash on hand and money market accounts to be cash and cash equivalents.

3. RELATED PARTY TRANSACTIONS

An affiliated company provides the Company certain operational and administrative services for which the Company pays a management fee. The management fee is negotiated annually between the Company and the affiliated company. The management fee paid to the affiliated company totaled $1 for the year ended December 31, 2002.

4. INCOME TAXES

At December 31, 2002, for federal and state income tax purposes, the Company had a net operating loss carryforward of approximately $68,600. A valuation allowance offsets entirely the related deferred tax asset of $27,400 based on the uncertainty of realization.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $50,000 or 6-2/3 percent of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2002, the Company had net capital of $72,536, which was $22,536, in excess of required net capital of $50,000 at December 31, 2002. The Company ratio of aggregate indebtedness to net capital was 0.07 to 1 at December 31, 2002.

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